SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com

06017488

Our Ref: 22277-00002

October 6, 2006

SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Carrie Li

HK1 379345v.1

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

NOTICE ON THE CHANGE OF GENERAL MEETING DATE AND BOOK CLOSE PERIOD

Notice is hereby given that the date for the holding of the extraordinary general meeting of the Company for the approval of the stock appreciation rights scheme, the general mandate to issue H Shares and amendments to the articles of association of the Company originally set at 10:00 a.m. on 13 November 2006 will be changed to 10:00 a.m. on 22 November 2006.

The dates of closure for the register of members for the EGM will also be changed to the period from 23 October 2006 to 21 November 2006 (both dates inclusive).

Reference is made to the notice of extraordinary general meeting (the "EGM") to be held by China Oilfield Services Limited (the "**Company**") on 13 November 2006 at 10:00 a.m. in respect of the proposals for the stock appreciation rights scheme, the general mandate to issue H Shares and amendments to the articles of association of the Company and the announcement of the Company dated 29 September 2006.

The Company wishes to announce that in order to comply with the requirements on book close period, the Company has decided to change the date and time of the EGM from 10:00 a.m. on 13 November 2006 to 10:00 a.m. on 22 November 2006 at the conference room, Room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China.

Pursuant to such change of the EGM date, the register of members of the Company will be closed from Monday, 23 October 2006 to Tuesday, 21 November 2006 (both dates inclusive), during which period no transfer of H Shares will be registered. Holders of the Company's H Shares whose names appear on the register of members of the Company on 23 October 2006 are entitled to attend the EGM and to vote in the meeting. In order to qualify to attend to vote in the EGM, the instruments of transfer of shares in the Company must be delivered to the H Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, before 4:00 p.m. 20 October 2006.

Shareholders who intend to attend the EGM are asked to send the completed and signed reply slip for attending the EGM to the Company's registered office in Hong Kong by facsimile or by post at least 20 days before the EGM, being 2 November 2006. Details of the Company's office in Hong Kong are as follows:

Address: 65/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Tel: (852) 2213-2502
Fax: (852) 2525-9322

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company secretary

5 October 2006

As at the date of this announcement the Directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Mr. Simon X. Jiang (Independent Non-executive Director).